CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001-1696 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

July 8, 2024

VIA EDGAR

Mr. Justin Dobbie, Esq.

Mr. John Dana Brown, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         iShares® Ethereum Trust ETF
               Amendment No. 2 to Registration Statement on Form S-1
               Filed June 21, 2024
               File No. 333-275583

Dear Messrs. Dobbie and Brown:

On behalf of our client, iShares Ethereum Trust ETF (formerly known as iShares Ethereum Trust) (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 28, 2024 (the “Comment Letter”) in connection with the Trust’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on June 21, 2024. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Mr. John Dana Brown, Esq.

United States Securities and Exchange Commission

July 8, 2024

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your response to prior comment 2. Please update your EDGAR header tags to show "Type of Payment" as "2."

In response to the Staff's comment, the Trust has updated its EDGAR header tags accordingly.

The Offering, page 6

2.

We note your response to prior comment 5 and your statements on pages 16 and 101 that "JSCT, LLC" is an Authorized Participant. Revise to state, if true, that Jane Street Capital, LLC is an Authorized Participant. Also disclose whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparties to participate in cash orders for creations or redemptions.

In response to the Staff's comment, the Trust has revised the disclosure on pages 16 and 101 of the prospectus to clarify that Jane Street Capital, LLC is an Authorized Participant and to disclose that the Ether Trading Counterparties are not contractually obligated to participate in cash orders for creations or redemptions by placing any offers to buy or sell ether with the Trust.

Due to the unregulated nature and lack of transparency, page 37

3.

We note the use of the term “unregulated” when referring to certain crypto asset trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying.

In response to the Staff's comment, the Trust has revised the disclosure on page 37 to qualify that such platforms may be subject to regulation in a relevant jurisdiction but may or may not be in compliance therewith.

Digital asset markets in the United States exist in a state of regulatory uncertainty, page 60

4.	Please remove the first three sentences in the second paragraph on page 61 as the disclosure lacks the appropriate context for the referenced statements.

In response to the Staff's comment, the Trust has revised the disclosure on page 61 of the prospectus to remove the first three sentences in the second paragraph.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Mr. John Dana Brown, Esq.

United States Securities and Exchange Commission

July 8, 2024

Limits on Ether Supply, page 82

5.

You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31, 2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.

In response to the Staff's comment, the Trust has revised the disclosure on pages 23, 41, 78, 81, 82, 86 and 90 of the prospectus to update certain information as of June 30, 2024, or the most recent practicable date.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:      Marisa Rolland, BlackRock, Inc.

           Adithya Attawar, BlackRock, Inc.

           Jason D. Myers, Clifford Chance US LLP

           Tae Ho Cho, Clifford Chance US LLP

           Jesse Overall, Clifford Chance US LLP

           Etherial Edetan, Clifford Chance US LLP